Exhibit 1

ASX ANNOUNCEMENT

14 February 2018

Westpac acknowledges APRA discussion papers on future revisions to the capital framework and leverage ratio for ADIs

The Australian Prudential Regulation Authority (APRA) has today released an extensive discussion paper on proposed changes to its framework for determining the capital requirements for authorised deposit-taking institutions (ADIs), including Westpac.

The paper outlines proposed future changes to a wide range of factors impacting the calculation of risk weighted assets (RWA) across the majority of our asset classes. Given the breadth of these future changes, and that a number of proposals require additional clarification/ consultation, the impact on Westpac’s RWA, capital ratios and other financial ratios cannot yet be accurately assessed. Moreover, APRA has indicated that the proposed changes may be recalibrated following further analysis and the completion of its Quantitative Impact Study later this year.

Importantly APRA indicated that:

“… if ADIs meet the benchmarks set out in July 2017 for unquestionably strong capital ratios, any changes to the capital framework that eventuate from the finalisation of the proposals in this paper will be able to be accommodated by existing capital holdings and not necessitate additional capital raisings.”

At September 2017 Westpac’s common equity tier 1 (CET1) capital ratio was above APRA’s unquestionably strong benchmark of 10.5%. At 31 December 2017, Westpac’s CET1 capital ratio was 10.1% following payment of the full year 2017 dividend (70bps).

APRA also released a discussion paper today on the application of the leverage ratio for Australian ADIs which proposes a minimum leverage ratio for advanced ADIs of 4%. At 31 December 2017 Westpac’s leverage ratio was 5.5%.

Peter King, Westpac Group Chief Financial Officer said “We welcome these releases as it is a further step in finalising capital rules for Australian banks. While further detail is required, Westpac believes it is well positioned to meet the new requirements given our strong capital position and the implementation dates of 1 July 2019 for the revised leverage ratio methodology, and 1 January 2021 for the revised capital framework.”

Ends

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